October 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fidelity Bond Filing Pursuant to Rule 17g-1
Artio Global Investment Funds (the “Trust”) File Nos. 811-06652 and 33-47507

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(A) of the Investment Company Act of 1940, as amended, enclosed please find a copy of (1) the extension of the Trust’s joint fidelity bond, as filed with the Commission on August 14, 2009, for the period of July 1, 2009 to December 21, 2010 (the “Bond); (2) an Assistant Secretary’s Certificate certifying the resolutions adopted by the Trust’s Board of Trustees on September 15, 2010 approving the extension of the Bond and the Fidelity Bond Allocation Agreement (the “Agreement”) ; and (3) the Agreement between the Trust and Artio Global Equity Fund Inc. with respect to the Bond.

Please be advised that the Bond premium has been paid for the period ending December 21, 2010.

Sincerely,

/s/ David James

David James
Assistant Secretary
Artio Global Investment Funds

I N S U R A N C E B I N D E R	Frank Crystal & Co., Inc. Financial Square 32 Old Slip, 17th floor New York, NY 10005-3504 PHONE 212 344-2444 800 221-5830 FAX 212 509-1292

Original

NAMED INSURED	BINDER DATE	BINDER NO.
Artio Global Investment Funds and Artio Artio Global Equity Fund, Inc. 330 Madison Avenue New York, NY 10017	09/15/10	212764

	CLIENT CODE	POLICY TYPE
	JULIBA1	Endorsement

Page 1 of 1	ACCOUNT EXECUTIVE
Patricia Bernasconi-Bay 212-504-5906

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
07/01/09	12/21/10	82179420	Vigilant Insurance Co.
COVERAGE DESCRIPTION AND AMOUNTS/LIMITS
Coverage: Investment Company Asset Protection Bond

In consideration of an additional premium of $1,766, being pro rata of $8,700 annual (term premium from July 1, 2009 to October 8, 2010 was $11,058; additional premium based on annual premium rate), it is hereby understood and agreed that Item 1 of the Declarations Page, Bond Period, shall be amended to read as follows:

Item 1. BOND PERIOD:		From:	12:01 a.m. on July 1, 2009
		To:	12:01 a.m. on December 21, 2010

Extension granted subject to no claims prior to October 8, 2010.

All other terms and conditions remain unchanged.

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: $1,766	Vigilant Insurance Co.

Confirmed By: Jonathan Goldstein	Authorized Representative: Joanne Wei Surick

At Frank Crystal & Co., Inc. Refer To:
Patricia A. Bernasconi	Admitted: X	Non-Admitted:

ASSISTANT SECRETARY’S CERTIFICATE

I, David James, Assistant Secretary of Artio Global Investment Funds (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees, including a majority of the disinterested Trustees, of the Trust at a meeting duly called and held on September 15, 2010, at which a quorum was present and acting throughout:

RESOLVED, that the Board of Trustees of the Trust, and by separate vote, the Trustees who are not “interested persons” as defined in the 1940 Act (the “Independent Trustees”), hereby authorize, empower and direct the officers of the Trust to provide and continue to maintain for the Trust, jointly with the Artio Global Equity Fund Inc. (the “Global Equity Fund”), a registered management investment company fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the Trust against larceny and embezzlement; and it is

FURTHER RESOLVED, that the Board of Trustees of the Trust, and by separate vote, the Independent Trustees, hereby determine, with due consideration of (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities and other investments in the portfolios of the Trust and (iv) the amount of the bond and the premium for such bond, that the extension of the fidelity bond to December 21, 2010 in the amount of $2,900,000 issued by Chubb as presented at this meeting, is reasonable in form and amount; and it is

FURTHER RESOLVED, that it is the finding of the Board of Trustees that the joint participation of the Trust and Global Equity Fund in the fidelity bond is in the best interests of both the Trust and the Global Equity Fund; and it is

FURTHER RESOLVED, that the Trust’s participation in the Fidelity Bond Joint Allocation Agreement, as presented at this meeting, is in the best interests of the Trust; and it is

FURTHER RESOLVED, that the Assistant Secretary of the Trust be, and hereby is, designated on behalf of the Trust to make the filings and give the notices required by Rule 17g-1; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to pay the Trust’s pro-rata share of the total premium of $1,766 for such joint fidelity bond with the Global Equity Fund, and to take any and all actions, in the name of the Trust and on its behalf, that such officer or officers may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Assistant Secretary this 4th day of October, 2010.

/s/ David James

David James
Assistant Secretary
Artio Global Investment Funds

FIDELITY BOND
JOINT ALLOCATION AGREEMENT
July 1, 2009

          AGREEMENT dated the 1st day of July, 2009 between Artio Global Investment Funds and Artio Global Equity Fund, Inc.

          WHEREAS, the Artio Global Investment Funds (the “Trust”) is a trust that was formed as a Massachusetts trust under the laws of the Commonwealth of Massachusetts pursuant to a Master Trust Agreement which consists of eight separate investment portfolios as detailed in Schedule A, which are each open-end management investment companies registered as such under the Investment Company Act of 1940; and

          WHEREAS, Global Equity Fund, Inc. (the “Global Equity Fund”), a corporation formed under the laws of the state of Maryland, is an open-end management investment company registered as such under the Investment Company Act of 1940; and

          WHEREAS, Rule 17g-1, as amended under the Investment Company Act of 1940 (“Rule 17g-1”), requires registered management investment companies to provide and maintain fidelity bonds covering their officers and employees in amounts no less than the stated minimums based upon the gross assets of such registered management investment companies; and

          WHEREAS, Paragraph (b) of Rule 17g-1 of the Investment Company Act of 1940 provides that the fidelity bond may be in the form of a joint insured bond covering the Trust and the Global Equity Fund; and

          WHEREAS, the Trustees of Trust and the Directors of the Global Equity Fund, including a majority of such Trustees/Directors who are not “interested persons” (as that term is defined in the Investment Company Act of 1940) have given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the portfolios in the Trust and the Global Equity Fund to which any covered person may have access, the type and terms of the arrangements made for the custody of such assets and the nature of the securities in the portfolios of the Trust and the Global Equity Fund; and

          WHEREAS, each of the Funds is named as an insured in a fidelity bond issued by Vigilant Insurance Company, a member of the Chubb group of companies, as of July 1, 2009 (the “Fidelity Bond”), which Fidelity Bond is in full compliance with Rule 17g-1.

          NOW, THEREFORE, the Trust and the Global Equity Fund hereby agree as follows:

          1.     Each of the Trust and the Global Equity Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

          2.     In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

ARTIO GLOBAL INVESTMENT FUNDS
On behalf of each of its series set forth on Schedule A hereto

By:	/s/ Craig M. Giunta	/s/ Anthony Williams

Name:	Craig M. Giunta	Anthony Williams
Title:	CFO	President

ARTIO GLOBAL EQUITY FUND, INC.

By:	/s/ Craig M. Giunta	/s/ Anthony Williams

Name:	Craig M. Giunta	Anthony Williams
Title:	CFO	President

Schedule A

ARTIO GLOBAL INVESTMENT FUNDS on behalf of its series:

Artio International Equity Fund
Artio International Equity Fund II
Artio Total Return Bond Fund
Artio Global High Income Fund
Artio U.S. Smallcap Fund
Artio U.S. Midcap Fund
Artio U.S. Microcap Fund
Artio U.S. Multicap Fund